Mail Stop 4561

December 14, 2007

Walter S. Waltosz
President and Chief Executive Officer
Simulations Plus, Inc.
42505 10th Street West
Lancaster, CA 93534-7059
Also by facsimile: (661) 723-5524

> **Re: Simulations Plus, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 5, 2007**
> **File No. 001-32046**

Dear Mr. Waltosz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1, page 6

Executive Compensation, page 9

1. Your executive compensation disclosure is presented in a format that varies from that required by Rule 402 of Regulation S-B as currently in effect. Please revise your filing so that the executive compensation disclosure conforms to the requirements of Item 402 of Regulation S-B. See Release No. 33-8732, dated September 8, 2006, as amended by Release No. 33-8765, dated December 22, 2006.

Proposal 3, page 14

2. Please refer to Release No. 34-15230 and disclose the possible anti-takeover effects of the increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

3. Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that result from the increase in authorized shares of common stock. If you have no such plans, proposals or arrangements, please make a statement in your proxy statement to that effect.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 or David L. Orlic at (202) 551-3503 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal